UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAMPA ENERGÍA S.A.

(Name of Issuer)

Common Shares, par value Ps.1.00 per share

American Depositary Shares, each representing 25 Common Shares

(Title of Class of Securities)

American Depositary Shares: 697660207**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying common shares since such shares are not traded in the United States.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.7% of the Common Shares**
12	Type of reporting person CO

*	Each ADS represents 25 Common Shares.
**	Based on 1,668,277,639 Common Shares stated to be outstanding as of January 31, 2020 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Hidden Lake S.A.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 74,361,449 Common Shares
	7	Sole dispositive power. 0
	8	Shared dispositive power. 74,361,449 Common Shares

9	Aggregate amount beneficially owned by each reporting person. 74,361,449 Common Shares
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.4% of the Common Shares*
12	Type of reporting person CO

*	Based on 1,668,277,639 Common Shares stated to be outstanding as of January 31, 2020 by the Issuer on its website.

CUSIP No. 697660207 (American Depositary Shares)

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 74,361,449 Common Shares 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 74,361,449 Common Shares 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*

9	Aggregate amount beneficially owned by each reporting person. 74,361,449 Common Shares 3,788,518 American Depositary Shares (representing 94,712,950 Common Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 10.1% of the Common Shares**
12	Type of reporting person IN

*	Each ADS represents 25 Common Shares.
**	Based on 1,668,277,639 Common Shares stated to be outstanding as of January 31, 2020 by the Issuer on its website.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on September 5, 2019 (the “Original Filing”) by Braslyn Ltd. (“Braslyn”), Hidden Lake S.A. (“Hidden Lake”) and Joe Lewis. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 4. Ownership.

(a) Amount beneficially owned:

Braslyn and Joe Lewis beneficially own 3,788,518 ADSs, representing 94,712,950 Common Shares. Hidden Lake and Joe Lewis beneficially own 74,361,449 Common Shares. The Reporting Persons beneficially own the equivalent of 169,074,399 Common Shares.

(b) Percent of class:

The Common Shares underlying the ADSs beneficially owned by Braslyn and Joe Lewis represent 5.7% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Hidden Lake and Joe Lewis represent 4.4% of the Issuer’s outstanding Common Shares. The Reporting Persons may be deemed to beneficially own in the aggregate 10.1% of the Issuer’s outstanding Common Shares. All percentages are based on 1,668,277,639 Common Shares stated to be outstanding as of January 31, 2020 by the Issuer on its website.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Braslyn, Hidden Lake and Joe Lewis do not have the sole power to vote or to direct the vote of any ADSs or Common Shares.

(ii) Shared power to vote or to direct the vote:

Braslyn and Joe Lewis have shared voting power with respect to the 3,788,518 ADSs, which represent 94,712,950 Common Shares, they beneficially own. Hidden Lake and Joe Lewis have shared voting power with respect to the 74,361,449 Common Shares they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

Braslyn, Hidden Lake and Joe Lewis do not have the sole power to dispose or to direct the disposition of any Common Shares.

(iv) Shared power to dispose or to direct the disposition of:

Braslyn and Joe Lewis have shared dispositive power with respect to the 3,788,518 ADSs, which represent 94,712,950 Common Shares, they beneficially own. Hidden Lake and Joe Lewis have shared dispositive power with respect to the 74,361,449 Common Shares they beneficially own.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated September 5, 2019, among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on September 5, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BRASLYN LTD.

By:	/s/ Jason C. Callender
Name:	Jason C. Callender
Title:	Director

HIDDEN LAKE S.A.

By:	/s/ Vera Hector Alejandro
Name:	Vera Hector Alejandro
Title:	Vice President

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually